Exhibit 99.2

For Ministry Use Only A l'usage exclusif du ministerMinistry of Government .andConsumerServices Ontario CERTIFICATE This Is to certify 1ha1 1hese article& are eltectt v e on Ministl!re des Services gouvernemenlaux el des Services aux consommateurs CERTIFICAT Cec1 cert1!1e que 1es prt!sents statuts entrent en vigueur le Ontario Corporation Number Numero de la soc iete en Ontario 2619814 ......Y.....t..?.... NY..ts.8". Q .1 4at:® D1rec1or I D1rectnce Business Corporations Act I Loi sur les.soci6tes par actions Form 3 Business Corporations Act Formule 3 Loi sur /es societes par actions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Denomination sociale actuelle de la societe (ecrire en LETTRES MAJUSCULES SEULEMENT) : G R E E N B R 0 0 KT M sI N c The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s'il ya lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT): Date of incorporation/amalgamation: Date de la constitution ou de la fusion : 2018/02/09 (Year, Month, Day) (annee, mois, jour) Complete only if there is a change in the number of directors or the minimum I maximum number of directors. II faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change. Number of directors is/are: Nombre d'administrateurs : minimum and maximum number of directors is/are: nombres minimum et max imum d'administrateurs : Number Nombre minimumand maximum minimumetmaximum or OU The articles of the corporation are amended as follows: Les statuts de la societe sont modifies de la fai;on suivante : See attached page IA.

1A The Articles of the Corporation are amended to delete Article 9 in its entirety and substitute therefor: "The directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual shareholders meeting."

The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dOment autorisee conformement aux articles 168et170 (selon le cas) de la Loi sur /es societes par actions. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le 2021/01/12 (Year, Month, Day) (annee, mois, jour) These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire. GREENBROOK TMS INC. (Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de la societe de !'article un a la page une). By/ Par: (Signature) (Signature) President and Chief Executive Officer (Description of Office) (Fonction)